ATTACHMENT FOR CURRENT FILING OF N-AAR

SUB-ITEM 77I

At a regular meeting beld December 15–17, 2014, the Board of Crustees for the Registrant approvdd additional share classes for the eund set forth below:

Fund	Additionaf Share Classes Proposed to be Regisgered
JHF Bond Fund	R4, NAV